mm



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66498

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
M & W Financial, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 South Village Center Drive
(No. and Street)

Southlake (City) Texas (State) 76092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Marie Brannan 817-442-5259
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive (Address) **Irving** (City) **Texas** (State) **75063** (Zip Code)

SEC Mail Processing
Section
MAR 02 2009
Washington, DC
111

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rick D. Mullins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M & W Financial, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M & W FINANCIAL, INC.

FINANCIAL REPORT

DECEMBER 31, 2008

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
M & W Financial, Inc.

We have audited the accompanying statement of financial condition of M & W Financial, Inc. as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year ended December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M & W Financial, Inc. as of December 31, 2008, and the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PHILLIP V. GEORGE, PLLC

Irving, Texas
February 23, 2009

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

M & W Financial, Inc.
Statement of Financial Condition
December 31, 2008

ASSETS	
Cash	$165,867
Commissions Receivable	11,550
Advances to Employees	4,557
Prepaid Expenses	313
Receivables from Related Parties	3,170
TOTAL ASSETS	$185,457
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts Payable	$795
Commissions Payable	9,200
Total Liabilities	$9,995
Stockholder's Equity	
Common Stock, 10,000 shares authorized, $.01 par value, 10,000 shares issued and outstanding	$100
Additional Paid-In Capital	557,071
Accumulated Deficit	(381,709)
Total Stockholder's Equity	$175,462
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$185,457

See Notes to the Financial Statements

M & W Financial, Inc.
Statement of Income
Year Ended December 31, 2008

Revenue	
Private Placement Revenue	$2,416,575
Expenses	
Compensation and Related Costs	$2,065,653
Settlements and Filing Fees	144,600
Occupancy	94,533
Office Expense	6,906
Professional Fees	128,374
Promotion	99,471
Regulatory Fees	80,117
Other Expenses	38,883
Expense Reimbursements from Related Party	(133,602)
Total Operating Expenses	$2,524,935
Net Loss	($108,360)

See Notes to the Financial Statements

M & W Financial, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2008

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2007	10,000	$100	$432,071	($273,349)	$158,822
Additional Capital Contributed	-	-	125,000	-	125,000
Net Loss	-	-		(108,360)	(108,360)
Balances at December 31, 2008	10,000	$100	$557,071	($381,709)	$175,462

See Notes to the Financial Statements

M & W Financial, Inc.
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities:	
Net loss	($108,360)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in assets and liabilities	
Decrease in commissions receivable	$19,050
Decrease in advance to employees	10,643
Decrease in prepaid expenses	584
Decrease in receivables from related parties	7,602
Decrease in income taxes receivable from Parent	55,865
Decrease in accounts payable	(1,384)
Decrease in payables to related parties	(43,774)
Increase in commissions payable	9,200
Net cash used in operating activities	($50,574)
Cash flows from financing activities:	
Additional capital contributed	$125,000
Net increase in cash	$74,426
Cash at beginning of year	91,441
CASH AT END OF YEAR	$165,867

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

M & W Financial, Inc. (Company) was incorporated in January, 2004 as a Texas corporation. The Company is a wholly-owned subsidiary of Guardian Ventures, Inc., formerly The Mullins & White Group, Inc. (Parent), a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's securities business consists of the sale of partnership interests in oil and gas related private placement offerings of related parties only on a minimum/maximum subscription basis. The Company's customers are high net worth individuals located throughout the United States and Canada.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but limits its business to the selling of direct participation programs. The Company maintains a special account for the exclusive benefit of its customers. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Private Placement Revenue

The Company recognizes revenue on the sale of interests in private placement offerings in the period in which customer subscriptions to such offerings are funded, upon the Company reaching the minimum subscription requirement of such offerings.

Note 1- Nature of Business and Summary of Significant Accounting Policies (continued)

Promotional Costs

The Company expenses promotional production costs as they are incurred and promotional communication costs the first time the promotion takes place.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital and net capital requirements of $167,422 and $5,000, respectively. The company's net capital ratio was 0.06 to 1.

Note 3 - Income Taxes

The Company is included in the consolidated federal income tax return of its Parent. Income taxes are recorded using the separate company method to comply with SFAS No. 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. The Company has a current year tax loss; therefore, there is no provision for current federal income taxes. The Company has a federal net operating loss carry forward of approximately $108,000 available to offset future taxable income, which expires beginning in 2029. The net operating loss carryforward is a tax attribute of the Parent due to the filing of a consolidated income tax return. This net operating loss may not be available for use by the Company in future years if it were not a part of the consolidated income tax return. The net operating loss carry forward creates a deferred tax asset of approximately $25,000; however, the entire amount has been offset by valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 3 - Income Taxes (continued)

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), *Accounting for Uncertainty in Income Taxes*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, *Accounting for Contingencies.* Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. The Company has no loss contingency recognized at December 31, 2008.

Note 4 - Related Party Transactions/Concentration of Revenue

The company is under the control of its Parent and the existence of that control created operating results and financial position significantly different than if the Companies were autonomous.

The Company has account receivable from a related party totaling $3,170 at December 31, 2008.

The Company earned all of its revenue from the sales of interests in private placement offerings of related parties.

The Company leases office space from a related party on a month-to-month basis for $7,334 per month. Rent paid to the related party totaled $84,667 for 2008 and is included in occupancy costs in the accompanying statement of income.

The Company has an expense sharing agreement with Guardian Oil & Gas, Inc., formerly Mullins & White Exploration, Inc., (a sister company) (GOG) to seek to minimize both companies' expenses. The amount of Company expenses reimbursed by GOG in 2008 totaled $133,602.

Note 5 - Defined Contributions Plan

The company has adopted Guardian Ventures Group 401(k) Profit Sharing Plan & Trust (the Plan). The Parent and eligible employees both may contribute to the Plan. The Plan is on a calendar year. All employees, except part time employees, are eligible to participate after reaching the age of 21 and completing one year of service. Employee salary deferral contributions, safe harbor non-elective contributions and earnings on these contributions are 100% vested. For each plan year the Parent satisfies the Safe Harbor notification requirements, the Parent will make a safe harbor non-elective contribution equal to 3% of employee compensation. The Parent may contribute an amount of matching and discretionary contributions determined by the Parent at its discretion. The Parent may or may not choose to make matching and/or discretionary contributions for a particular year in an amount it will determine each year.

The Company did not make any matching and discretionary employer contributions for the year ended December 31, 2008.

Note 6 - Contingencies

The Company has been named as a respondent in two pending arbitration claims relating to its activities as a broker-dealer in securities. The first action, seeking damages of at least $1.8 million, was heard by a FINRA arbitration panel in December 2008. The panel's decision is expected in January 2009. The second action, which seeks damages of approximately $1.4 million, was only recently filed; therefore, no discovery has occurred and no hearings or trials have been scheduled. While the ultimate outcome of these arbitration disputes involving the Company cannot be predicted with certainty, management, having reviewed these actions with its legal counsel, believes it has meritorious defenses and intends to defend itself vigorously.

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of claims against the Company cannot be determined at this time, and the results of these matters cannot be predicted with certainty.

Note 6 - Contingencies (continued)

There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period, depending partly on the results for that period, and a substantial judgment could have a material adverse impact on the Company's financial condition, results of operations, and cash flows. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of these actions will not have a material adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 - Subsequent Events

On January 13, 2009, a decision was handed down in one of the two arbitrations discussed in Note 6. In FINRA Dispute Resolution case number 07-01261, *Roger Lawler v. M&W Financial, Inc. v. Jeffrey L. Wheeler*, the panel found that the "Claimant's claims are denied in their entirety." The panel assessed the hearing session fees and assessments as follows: $8,400.00 to be paid by the Claimant and $450.00 to be paid by M&W Financial. Accordingly, this case is closed and the Company has no liability to any party in the case.

Schedule I

M & W Financial, Inc.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2008

Total Stockholder's Equity qualified for Net Capital	$175,462
Deductions and/or Charges	
Non-allowable assets:	
Advances to Employees	(4,557)
Prepaid Expenses	(313)
Receivables from Related Parties	(3,170)
Total Deductions and/or Charges	(8,040)
Net Capital	$167,422
Aggregate Indebtedness	
Accounts Payable	$795
Commissions Payable	9,200
Total Aggregate Indebtedness	$9,995
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$5,000
Net Capital in Excess of Minimum Requirement	$162,422
Ratio of Aggregate Indebtedness to Net Capital	0.06 to 1

Schedule II

M & W Financial, Inc.
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2008

Net capital as reported by Registrant in Part IIA of Originally Filed Form X-17a-5 as of December 31, 2008 (unaudited)	$	176,622
Adjustments made by Registrant prior to filing Amended Form X-17a-5:		
Increase in commissions payable		(9,200)
Net capital as computed on Schedule I	$	167,422

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
M & W Financial, Inc.

In planning and performing our audit of the financial statements of M & W Financial, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Irving, Texas
February 23, 2009